Exhibit 15
Rules of Procedure of the Nominating and Compensation Committee
     These Rules of Procedure of the Nominating and Compensation Committee were initially approved by resolution of the Board of Directors on June 30, 2005 and amended by resolution of the Board of Directors on February 21, 2008.

Article 1.	Composition of the Committee and appointment of members.
     The Nominating and Compensation Committee shall be formed by three Directors appointed by the Board of Directors. Two of them shall be independent Directors, so that there is a majority of independent members. Members shall be appointed to a four year term. They may be re-elected for one or more further four-year terms.

Article 2.	Chairman and Secretary.
     The Nominating and Compensation Committee shall initially elect one of the Directors forming part of the Nominating and Compensation Committee to serve as Chairman. The Human Resources Executive Officer shall act as Secretary to the Nominating and Compensation Committee.

Article 3.	Powers and duties.
     The powers and duties of the Nominating and Compensation Committee include the following:
     1.      Report to the Board of Directors on matters relating to the appointment, re-election, retirement, removal and compensation of the members of the Board of Directors on general policy relating to compensation and incentives for the aforesaid members and executive officers.
     2.      As a participating body in the election of members of the Audit Committee, it will propose nominees for the Audit Committee to the Board.
     3.      To communicate, in advance, all proposals made by the Board of Directors to the General Stockholders Meeting for assigning or removing Directors, including cases of co-optation by the Board of Directors itself.
     4.      To prepare an annual report on the activities of the Nominating and Compensation Committee for inclusion in the business report.
     5.      To review and evaluate the suitability of the current regulations annually and, when necessary, recommend approval of the corresponding modification to the Board.
     6.      To communicate to the Board of Directors about the plans of succession concerning to the Chief Executive Officer and senior management.
     7.      To review and evaluate annually the suitability of the Guide of Actions concerning to the succession of the Chief Executive Officer and, when necessary, recommend approval of the corresponding modification to the Board.
     8.      To report the findings of the Chief Executive Officer’s annual performance evaluation to the Board of Directors.

Article 4.	Notice of meetings.
     The Nominating and Compensation Committee shall meet as often as required for the exercise and discharge of the powers and duties established in Article 3 above and, in any event, at least once every six months. As a general rule, meetings shall take place at the Company’s registered office, although the members may determine that a particular meeting be held elsewhere. The Nominating and Compensation Committee shall also meet when a meeting is convened by the Chairman on his initiative or at the request of any of its members. Members may also ask the Chairman to include a certain item or items on the agenda of the next meeting. Notice of the meeting must be given in writing, including the agenda, no less than three days prior to the scheduled date. However, business can also be transacted at a meeting of the Nominating and Compensation Committee when all the members are present and agree to hold a meeting.

Article 5.	Quorum requirements.
     There shall be a quorum present at meetings of the Nominating and Compensation Committee when the majority of the members are present, in person or by telephone. Members may only appoint a independent director as their proxy. Resolutions shall be carried by a majority vote. In the event of an equality of votes, the Chairman shall have the casting vote.